UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For DECEMBER 13, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 13, 2006  -  Trading Statement



                                                                13 December 2006

  BUNZL PRE-CLOSE STATEMENT AND ACQUISITION OF INTERNATIONAL RETAIL PACKAGING
                                    BUSINESS


Bunzl plc, the international distribution and outsourcing Group, is today updating the market prior to entering the close period for the year to 31 December 2006 and announcing a significant acquisition in international non-food retail supplies.

With respect to the market update, the Company indicates that:

- Overall trading in 2006 is expected to be in line with our expectations.

- Revenue in North America continues to progress well with underlying growth in US dollars in the second half returning to historical levels in a more stable pricing environment. While there have been continued operating improvements from acquisitions made in 2005 and benefits from the acquisitions completed this year, the depreciation of the US dollar will have a negative translation impact on the full year results.

- Overall underlying performance in the UK & Ireland has improved in the second half due to a combination of revenue growth and the impact of cost reduction initiatives implemented in the first half. Southern Syringe, acquired in July 2006, is operating as expected at considerably lower than the Group's average margins and the integration is proceeding as planned.

- Overall revenue in Continental Europe has continued to develop well. Although the businesses outside France, as a whole, are performing well, the margin pressures in France in the first half have continued.

- In Australasia strong overall revenue growth has resulted from a combination of moderate underlying performance and the effect of recent acquisitions.

Bunzl also announces that it has acquired Keenpac Group Limited and its subsidiaries from Glynn Bradshaw, other employees of Keenpac and Uberior Investments plc, an investment vehicle of Bank of Scotland Corporate.

The business, which is based in Leicester, is involved in the sale and distribution of quality retail packaging principally in the UK and the US but also in France, Italy, Switzerland, Hong Kong and Australia. Products, which are predominantly sourced from Asia, include bags and boxes for a variety of customers including luxury brands and high street retailers.

Keenpac's consolidated revenue in the year ended December 2005 was GBP73.6 million and the gross assets acquired are expected to be approximately GBP54.9 million.

Commenting on the acquisition, Michael Roney, Chief Executive of Bunzl, said:

"Keenpac is an excellent international company which significantly expands our sales of non-food retail supplies, broadening our product offering and customer base, extending our sourcing capabilities and providing an opportunity to develop our business in countries where we do not currently have a presence. I am delighted to welcome the management team and all the staff of Keenpac to Bunzl".


Enquiries:

Bunzl plc                                 Finsbury
Michael Roney, Chief Executive            Roland Rudd
Brian May, Finance Director               Mark Harris
Tel: 020 7495 4950                        Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 13, 2006                      By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer